
Mail Stop 3720

April 16, 2007

Via U.S. Mail and Fax (212) 704-2267
Frank Mergenthaler
Chief Financial Officer
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, NY 10036

      RE: **The Interpublic Group of Companies, Inc.**
              Form 10-K for the fiscal year ended December 31, 2006
              Filed February 28, 2007

              File No. 1-06686

Dear Mr. Mergenthaler:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-K for the year ended December 31, 2006

Note 20 – Review of Stock Option Practices, page 96

1. We note your disclosure regarding your adoption of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108), effective January 1, 2006. We further note that, pursuant to SAB 108, you corrected errors in your accounting for equity-based

compensation by recording a non-cash offsetting cumulative effect adjustment of $26.4 million within stockholders' equity.

The SAB 108 transition provision allows a cumulative effect adjustment for prior period errors, previously determined to be immaterial under properly applied methodology, that are material to those periods based on the guidance of SAB 108. SAB 99 notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Based on your facts and circumstances, and given the subject matter of the review, it is unclear whether the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate.

Please provide your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Be sure to include the errors related to the out-of-period adjustments discussed in Note 21, as well as those related to the stock-option grants. Finally, please provide additional detail with respect to the adjustments made to the employee grants after the grant date.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director